Exhibit 99.3

2018 ANNUAL GENERAL MEETING OF SHAREHOLDERS PROQR THERAPEUTICS N.V. - EXPLANATORY NOTES TO THE AGENDA

Explanatory notes to the agenda for the annual general meeting of shareholders of ProQR Therapeutics N.V. (the “Company”) to be held on Wednesday, May 16, 2018, at 17:00 hours CET, at the offices of Allen & Overy at Apollolaan 15, 1077 AB Amsterdam, the Netherlands (the “AGM”).

Agenda item 2:                                        Report of the Management Board for the financial year 2017 (discussion item)

The management board of the Company (the “Management Board”) must prepare a report, which must give a true and fair view of the position on the balance sheet date of the Annual Accounts (as defined in the explanatory notes to agenda item 4 below), the developments during the financial year and the results of the Company and its group companies of which the financial information has been included in the Annual Accounts. The report of the Management Board for 2017 was included in the Annual Accounts and will be discussed at the AGM.

Agenda item 3:                                        Disclosure of remuneration in the annual accounts for the financial year 2017 (discussion item)

Discussion of the statements made in the remuneration report as included in the Annual Accounts (as defined under the explanatory notes to agenda item 4 below), regarding the remuneration of the members of the Management Board and the supervisory board of the Company (the “Supervisory Board”), is a separate item on the agenda for the AGM. For purposes of such discussion, reference is made to the relevant paragraphs of the remuneration report included in the Annual Accounts (as defined under the explanatory notes to agenda item 4. below).

Agenda item 4:                                        Adoption of the annual accounts for the financial year 2017 (voting item)

The Management Board must prepare annual accounts, consisting of a balance sheet and a profit and loss account with respect to the preceding financial year, as well as consolidated accounts and explanatory notes thereto. The Board has drawn up such annual accounts for the financial year 2017 (the “Annual Accounts”), which Annual Accounts were signed by all members of the Management Board and by all members of the Supervisory Board. The Annual Accounts also reflect the appropriation of the net result for the financial year 2017. A copy of the Annual Accounts is available at the website of the Company (www.proqr.com).

It is proposed to the General Meeting to adopt the Annual Accounts.

Agenda item 5:                                        Release from liability of the members of the Management Board with respect to the performance of their management during the financial year 2017 (voting item)

It is proposed to the General Meeting to release the members of the Management Board from liability with respect to the performance of their duties during the financial year 2017 as appears from the Annual Accounts or otherwise disclosed prior to adoption of the Annual Accounts.

Agenda item 6:                                        Release from liability of the members of the Supervisory Board with respect to the performance of their supervision during the financial year 2017 (voting item)

It is proposed to the General Meeting to release the members of the Supervisory Board from liability with respect to the performance of their supervision during the financial year 2017 as appears from the Annual Accounts or otherwise disclosed prior to adoption of the Annual Accounts.

Agenda item 7:                                        Reappointment of Supervisory Board member Alison Lawton (voting item)

It is proposed on the basis of the nomination by the Supervisory Board, within the meaning of article 20.4 of the articles of association of ProQR, to reappoint Alison Lawton as member of the Supervisory Board, with effect from the date of this General Meeting for a term of 4 years until the close of the AGM 2022.

Alison Lawton has served on the Company’s supervisory board since September 2014. Ms. Lawton is currently President and Chief Operating Officer of Kaleido Biosciences Inc. From January 2014 to December 2017, Ms Lawton served as the Chief Operating officer of Aura Biosciences Inc. and from January 2013 to January 2014, Ms. Lawton served as Chief Operating Officer of OvaScience, Inc., a public life sciences company. From 1991 to 2013, Ms. Lawton worked at various positions of increasing responsibility at Genzyme Corporation, or Genzyme, and subsequently at Sanofi-Aventis, following its 2011 acquisition of Genzyme, each a global biopharmaceutical company. Ms. Lawton served as head of Genzyme Biosurgery, where she was responsible for Genzyme’s global orthopedics, surgical and cell therapy and regenerative medicine businesses. Prior to that, Ms. Lawton oversaw Global Market Access at Genzyme, which included Regulatory Affairs, Global Health Outcomes and Strategic Pricing, Global Public Policy, and Global Product Safety & Risk Management. Before joining Genzyme, Ms. Lawton worked for seven years in the United Kingdom at Parke-Davis, a pharmaceutical company. Ms. Lawton serves on the board of directors of Verastem, Inc., a public biopharmaceutical company. She also served on the board of directors of Cubist Pharmaceuticals for three years until its acquisition by Merck &Co., Inc. in 2015 and on the board of directors of CoLucid Pharmaceuticals until its acquisition by Eli Lilly in 2017. She is member of the Corporate Advisory Board of X4 Pharmaceuticals. She is past President and Chair of the Board of Regulatory Affairs Professional Society and past FDA Advisory Committee member for Cell and Gene Therapy Committee. She earned her BSc in Pharmacology, with honors, from King’s College London. Alison Lawton is 56 years old.  Ms. Lawton holds 28,197 options to acquire ordinary shares in the Company.

We believe that Ms. Lawton’s experience in the industry, particularly within companies focusing on rare diseases, provide her with the qualifications and skills to serve as member of our supervisory board. Also in view of the way Ms. Lawton has performed her tasks in the Supervisory Board until now, the Supervisory Board believes Ms. Lawton to be a very valuable addition to the Supervisory Board, and proposes to reappoint Ms. Lawton as a member of the Supervisory Board.

Agenda item 8:                                        Reappointment of the Management Board

8(i): Reappointment of Management Board member Daniel de Boer (voting item)

It is proposed on the basis of the nomination by the Supervisory Board, within the meaning of article 15.4 of the articles of association of ProQR, to reappoint Daniel Anton de Boer as member of the

Management Board, with effect from the date of this General Meeting for a term of 4 years until the close of the AGM 2022.

Daniel de Boer has been the Company’s founding Chief Executive Officer since its incorporation in 2012. Mr. de Boer is a driven entrepreneur and passionate patient advocate, and has assembled an experienced team of successful biotech executives as co-founders, board and executive team. As a serial entrepreneur in IT, he founded and led a number of tech companies through phases of growth, initiating development and launch of several IT related products in several European countries. Prior to founding ProQR, Mr. de Boer served as a founder and Chief Executive Officer of RNA Systems, founder and Chief Executive Officer of PC Basic, and founder and Chief Executive Officer of Running IT. Mr. de Boer is responsible for the overall strategy and general business in the company.

In view of the way Mr. De Boer has performed his tasks as a CEO until now, the Supervisory Board proposes to reappoint Mr. De Boer as member of the management board of the Company.

8(ii): Reappointment of Management Board member Rene Beukema (voting item)

It is proposed on the basis of the nomination by the Supervisory Board, within the meaning of article 15.4 of the articles of association of ProQR, to reappoint Reinder Klaas Beukema as member of the Management Board, with effect from the date of this General Meeting for a term of 4 years until the close of the AGM 2022.

René Beukema served as the Company’s Chief Corporate Development Officer and General Counsel. Mr. Beukema joined the Company in September 2013 and is a seasoned in-house corporate lawyer in the Dutch biotechnology arena. Prior to joining ProQR, Mr. Beukema served as General Counsel and Corporate Secretary of Crucell N.V. for twelve years, following his experience as a Senior Legal Counsel at GE Capital / TIP Europe and Legal Counsel at TNT Express Worldwide. Mr. Beukema was also a venture partner of Aescap Venture, a life sciences venture capital firm. Mr. Beukema is co-founder and advisor of Mytomorrows N.V., a Dutch life sciences company, and a member of the VU Medical Cancer Center children in Amsterdam. He holds a post-doctoral degree in corporate law from the University of Nijmegen in co-operation with the Dutch Association of In-house Counsel (Nederlands Genootschap van Bedrijfsjuristen) and a Master’s degree in Dutch law from the University of Amsterdam.

In view of the way Mr. Beukema has performed his tasks as a Chief Corporate Development Officer and General Counsel until now, the Supervisory Board proposes to reappoint Mr. Beukema as member of the management board of the Company.

Agenda item 9:                                        Appointment Deloitte Accountants B.V. as the Company’s external auditor for the financial year 2019 (voting item)

In the 2017 AGM, the General Meeting appointed Deloitte Accountants B.V. as the external independent auditor for the audit of the Annual Accounts for the financial year 2018. The Audit Committee has assessed the performance of Deloitte Accountants B.V. as external independent auditor for the Company in 2017 and continuation of the appointment of Deloitte Accountants B.V. was recommended.

It is proposed to appoint Deloitte Accountants B.V. as the external independent auditor for the audit of the Company’s annual accounts for the financial year 2019.

Agenda item 10:                                 Delegation to the Management Board of the authority (i) to issue ordinary shares and/or to grant rights to subscribe for such shares and (ii) to limit and exclude pre-emption rights in respect of any issue of ordinary shares or any granting of rights to subscribe for such shares (voting item)

Under Dutch law and our Articles of Association, we are required to seek the approval of our shareholders each time we wish to issue shares of our authorized ordinary share capital unless our shareholders have authorized our Management Board to issue shares.  Such authorization may not continue for more than five years, but may be given on a rolling basis. This Dutch legal requirement to obtain shareholder approval deviates from the legal practice in the state laws applicable to most companies in the U.S., where it is customary that boards of directors may issue up to the authorized share capital as set forth in the issuer’s certificate of incorporation.

At our 2018 extraordinary meeting of shareholders held on February 19, 2018 (“2018 EGM”), shareholders of the Company approved an increase in the authorized share capital of the Company. The authorized share capital now consists of 90,000,000 Ordinary Shares, each with a nominal value per share of €0.04. Of this authorized share capital, 36,425,014 shares have been issued to date, including treasury shares. At the 2018 EGM, ProQR shareholders also approved the authorization of the Management Board, briefly summarized, to issue or grant rights to subscribe for up to 30% of the issued share capital for general purposes and up to 15% for share option plans, and to exclude pre-emption rights in relation thereto. This delegation is effective as of, and for a period of 5 years from, the date of the 2018 EGM.

In order to enable the Company to execute its long-term strategy, the management board is seeking, in line with U.S. practice, a renewed authorization from the shareholders to issue ordinary shares, or grant rights to subscribe for ordinary shares, for (i) general purposes, including but not limited to (public) offerings and/or for mergers, demergers, acquisitions and other strategic transactions and alliances (or a combination thereof) up to the maximum of our authorized share capital and (ii) issuances under Company’s stock option plans for officers, employees and other individuals working on a permanent basis for the Company, up to 15% of the issued share capital at the date of the AGM. As a Nasdaq listed company, operating largely in an environment of US peers, the management board believes that it is important to our continued growth to have the same flexibility as our peers to issue ordinary shares without first obtaining specific shareholder approval. Specifically, the additional authorized shares will be available for issuance from time to time to enable us to respond to future business opportunities requiring the issuance of shares, including dividends in ordinary shares, the consummation of equity-linked financings involving ordinary shares or securities convertible into or exercisable for ordinary shares including re-financings of future indebtedness involving the issuance of ordinary shares or ordinary share derivatives, acquisition or strategic joint venture transactions involving the issuance of ordinary shares or ordinary share derivatives, grants of ordinary shares and ordinary share derivatives to the Company’s current and future employees and consultants, or for other general purposes that the Company and its supervisory and management boards may deem advisable from time to time.

The authority to issue shares as currently proposed is similar to that generally afforded in the U.S. to the boards of directors of public companies organized under the laws of the U.S. Accordingly, adoption of the authorization proposed now is intended to put the Company on par with similar U.S. companies, including in terms of financing possibilities, although it is noted that the Company’s authorized share capital is still lower than the authorized share capital generally available to US peers of the Company.

It is therefore proposed to delegate to the Management Board the authority to resolve, subject to approval of the Supervisory Board, to, in accordance with applicable laws and Nasdaq listing rules and for a period of 5 years from the date of the resolution of the AGM: (a) issue ordinary shares up to 100% of the Company’s authorized share capital for general purposes as reflected above and issuances under

Company’s stock option plans with the proviso that the issuances under stock option plans is limited to 15% of the Company’s issued share capital (minus any treasury shares) at the date of AGM ; (b) grant rights to subscribe for ordinary shares as described under (a); and (c) limit or exclude the pre-emptive rights of holders of ordinary shares, which delegation shall include the authority to determine the price and further terms and conditions of any such share issuance or grant. In case the AGM does not approve the proposed renewed authorization, the authorization granted by the shareholders in the 2018 EGM will remain in force.

Agenda item 11:                                 Authorization of the Management Board to acquire ordinary shares in the capital of the Company (voting item)

Under Article 10 of the articles of association of the Company and Dutch law, the Company may, subject to certain statutory Dutch law provisions, acquire for consideration and hold, hold as pledgee and/or hold through its subsidiaries, up to fifty percent (50%) of the Company’s issued share capital. Any acquisition of shares in the Company’s own capital for consideration is subject to the authorization of the General Meeting, which authorization shall be valid for no more than eighteen (18) months.

The General Meeting has granted the abovementioned authorization in the 2017 AGM, which authorization was effective as of, and for a period of eighteen months from the date of the 2017 AGM.

It is now proposed to authorize the Management Board to perform acquisitions by the Company of (i) up to 10% of the issued share capital of the Company  plus, in case of a material reorganization of the capital structure of the Company, (ii) an additional 10% of the issued share capital of the Company, by any means, including through derivative products, purchases on any stock exchange, through any private purchase or block trade, or otherwise, for a price that is between 0.01 US Dollar and an amount which is not higher than 110% of the average market price of such ordinary shares on NASDAQ (with the market price deemed to be the average of the closing price on each of the five consecutive days of trading preceding the three trading days prior to the date of acquisition), for a period of eighteen (18) months with effect from the AGM.

The words “issued share capital” means the Company’s issued share capital from time to time. For the avoidance of doubt, the issued share capital includes treasury shares.

In case the AGM does not approve the proposed authorization, the authorization granted by the General Meeting in the 2017 AGM will remain in force.

The Management Board and the Supervisory Board
April 11, 2018